Exhibit 99.45

Torex Gold Reports Q4 and Full-Year 2025 Results

Record quarterly free cash flow generation has enabled full repayment of debt while continuing to return capital to shareholders

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - February 18, 2026) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) reports the Company’s financial and operational results for the three months and year ended December 31, 2025. Torex will host a conference call tomorrow morning at 9:00 AM (ET) to discuss the results.

Jody Kuzenko, President & CEO of Torex, stated:

“2025 was a transformational and standout year for Torex. We delivered on several key aspects of our strategy - the culmination of years of hard work coming together - including completing the Media Luna Project, declaring commercial production, and ramping up to targeted mining and processing rates ahead of schedule; returning to strong free cash flow mid-year; and executing on our inaugural return of capital program. We also expanded our portfolio beyond Morelos through the acquisitions of Prime Mining and Reyna Silver, which provide a pipeline of assets to support our next phase of growth in Northern Mexico and Nevada. Most importantly, we achieved all of this safely, exiting the year with a lost-time injury frequency of 0.07 per million hours worked, marking one of our safest years ever.

“Q4 payable production of 114,844 gold equivalent ounces1 (“oz AuEq”) resulted in second half payable production of 233,878 oz AuEq1, setting the pace we expect to continue through 2026 with Media Luna on track to achieve steady-state production of 7,500 tonnes per day (“tpd”) by mid-year, if not earlier. The processing plant also continued to deliver, with throughput and gold and copper recoveries consistently achieving design levels. At ELG Underground, mining rates of 2,753 tpd for the year were right on plan and are expected to remain at or above this level through 2026. First production at Media Luna North (formerly EPO) remains on track for late 2026, which firmly establishes a minimum of at least 420,000 to 470,000 oz AuEq1 produced annually through 2030 and likely well beyond as we continue to unlock the full potential of Morelos through drilling and exploration.

“The strong operational performance through the second half of the year, supported by a backdrop of record metal prices, drove exceptional financial results, including record annual revenue of $1.3 billion and record annual adjusted EBITDA2 of $730 million. Although full-year all-in sustaining costs2 of $1,783/oz AuEq sold were above our guided range largely due to the impact of the higher gold price, we achieved an impressive record annual all-in sustaining costs margin2 of 51%. Free cash flow2 of $166 million in the fourth quarter was also a new record, enabling us to pay our inaugural dividend of $0.15 per share in December, repurchase more than 825,000 shares during the year and, at the end of January, fully repay the debt taken on to fund Media Luna.

“With a balance sheet that is in impeccable shape and our operations at Morelos firing on all cylinders, we’re set to deliver another excellent year in 2026. With the Media Luna ramp up tracking ahead of schedule, work well underway on the preliminary economic assessment at Los Reyes, development of Media Luna North tracking to plan, and the upcoming transition of Andrew to President & CEO in June, Torex is well set up to embark on the next chapter of growth and value generation.”

FULL YEAR 2025 HIGHLIGHTS

•	Safety performance: The Company exited the year with a lost-time injury frequency (“LTIF”) of 0.07 per million hours worked for both employees and contractors on a rolling 12-month basis.

•

Annual payable production: Delivered annual payable production of 376,364 gold equivalent ounces (“oz AuEq[1]”), including 315,678 ounces of gold (“oz Au”), 1,286 thousand ounces of silver (“koz Ag”), and 34.8 million pounds of copper (“mlb Cu”). At guidance metal prices, annual payable production was 389,857 oz AuEq[1], marginally lower than the annual payable production guidance of 400,000 to 450,000 oz AuEq[1].

•	Record annual revenue: Annual gold equivalent ounces sold of 361,518 oz AuEq[1] at a record annual average realized gold price[2] of $3,612 per oz AuEq[1], contributing to revenue of $1,305.6 million.

•

Robust all-in sustaining margins: Annual all-in sustaining costs of $1,783 per oz AuEq sold[1] or $1,630 per oz AuEq sold[1] at guided metal prices, relative to guidance of $1,400 to $1,600 per oz AuEq sold[1]. All-in sustaining costs margin[2] of $1,830 per oz AuEq sold[1], implying a record annual all-in sustaining costs margin[2] of 51%. Cost of sales was $668.7 million or $1,850 per oz AuEq sold[1]. Costs during the year reflect the impact of the higher gold market prices on royalties, Mexican profit sharing and land access agreements, known as temporary occupation agreements (“TOAs”), with local communities.

•

Strong profitability and record annual adjusted EBITDA[2]: Reported net income of $403.4 million, or earnings of $4.58 per share on a basic basis and $4.53 per share on a diluted basis. Adjusted net earnings[2] of $350.1 million, or $3.98 per share on a basic basis and $3.93 per share on a diluted basis. Generated a record annual EBITDA[2] of $697.9 million and a record annual adjusted EBITDA[2] of $730.3 million.

•

Strong cash flow generation: Net cash generated from operating activities totalled $489.0 million and $530.2 million before changes in non-cash operating working capital. Net cash generated from operating activities (including changes in non-cash operating working capital) of $489.0 million includes income taxes paid of $204.8 million. Positive free cash flow[2] of $107.3 million is net of cash outlays for capital expenditures, lease payments and interest, including borrowing costs capitalized.

•

Strong financial liquidity: The Company has a credit facility of $350.0 million with a maturity date in June 2029 and a $200.0 million accordion feature that is available at the discretion of the lenders. The year closed with $426.3 million in available liquidity[2], including $119.5 million in cash and $306.8 million available on the $350.0 million credit facility, net of borrowings of $30.0 million and letters of credit outstanding of $13.2 million. In January 2026, the Company fully repaid the remaining $30.0 million of borrowings on the credit facility.

•

Media Luna Project completion: In late March, the tie-in period was completed at the processing plant and the Company achieved first production of copper concentrate, with commercial production at Media Luna declared on May 1, 2025. During the year $145.9 million of non-sustaining capital expenditures were incurred related to Media Luna, including $55.1 million following the declaration of commercial production primarily related to the construction of the paste plant and underground paste distribution system, tailings feed supply system, and underground material handling systems.

•

Media Luna North Underground Project: During the year, $25.6 million of non-sustaining capital expenditures were incurred relating to Media Luna North, including $8.5 million of feasibility study costs and an additional $8.8 million of direct project costs. Development of the main access ramp at Media Luna North continued to track well. The Media Luna North internal feasibility study was completed including all associated infrastructure engineering, as well as geotechnical, hydrogeological, geochemistry, metallurgical evaluations, final mine design, sequence, and integrated mine scheduling with Media Luna. First production at Media Luna North is targeted for late 2026 with the declaration of commercial production shortly thereafter.

•

Exploration and Drilling Activities: In December, the Company announced results from the drilling program at Media Luna West[3]. Drilling results support the Company’s strategy to target near-mine opportunities in the Media Luna Cluster in order to further enhance and extend the production profile of the Morelos Complex. Based on these results and ongoing modelling work, the Company expects to declare an inaugural Inferred Resource with the Company’s annual mineral reserves and resources update in March 2026. The Company plans to invest a record $77 million in exploration and drilling in 2026 including $43 million at Morelos. Drilling at Los Reyes remains suspended given the security environment within the State of Sinaloa and will resume once the Company is fully satisfied its employees and contractors can safely access and operate at site.

•	Executing on the strategy to create a diversified, Americas-focused precious metals producer: The acquisitions of Reyna Silver and Prime Mining enhance medium and long-term growth potential:

•

Reyna Silver: In August, the Company completed the acquisition of Reyna Silver[4] for total cash consideration of $27.4 million. The acquisition provides Torex with 100% ownership in two exciting exploration properties in Chihuahua, Mexico (Batopilas and Guigui), as well as exposure to two highly prospective properties in Nevada (Gryphon and Medicine Springs) via option agreements. In January 2026, the Company paid $0.3 million to the Medicine Springs optionors, and exercised its option to acquire a 100% interest in the Medicine Springs project.

•

Prime Mining: In October, the Company completed the share acquisition of Prime Mining[5] for total consideration of $436.2 million. As a result of the transaction, Torex acquired a 100% interest in the Los Reyes project located in Sinaloa, Mexico.

•

CEO Transition: On February 4, 2026, the Company announced that Jody Kuzenko, President and Chief Executive Officer, will retire from the Company immediately following the Annual and Special Shareholder Meeting on June 17, 2026. As part of the Company’s long-term succession planning, Andrew Snowden, Chief Financial Officer, will assume the role of President and CEO at that time.

Q4 2025 HIGHLIGHTS

•	Safety performance: The Company recorded no lost-time injuries during the quarter.

•	Payable production: Delivered payable production of 114,844 oz AuEq[1], including 93,335 oz Au, 454 koz Ag, and 12.6 mlb Cu.

•	Gold equivalent sold: Sold 105,946 oz AuEq[1] at a record quarterly average realized gold price[2] of $4,393 per oz AuEq[1], contributing to quarterly revenue of $465.3 million.

•

All-in sustaining costs[2]: All-in sustaining costs of $1,905 per oz AuEq sold[1]. All-in sustaining costs margin[2] were $2,488 per oz AuEq sold[1], implying a record all-in sustaining costs margin[2] of 57%. Cost of sales was $214.7 million or $2,027 per oz AuEq sold[1] in the quarter.

•	Net income and adjusted net earnings[2]: Reported net income of $166.8 million or earnings of

$1.78 per share on a basic basis and $1.76 per share on a diluted basis. Adjusted net earnings of $167.0 million or $1.78 per share on a basic basis and $1.76 per share on a diluted basis.

•	EBITDA[2] and adjusted EBITDA[2]: Generated EBITDA of $260.4 million and adjusted EBITDA of $281.5 million.

•

Cash flow generation: Net cash generated from operating activities totalled $244.3 million and $248.6 million before changes in non-cash operating working capital includes income taxes paid of $38.0 million and record quarterly free cash flow[2] of $165.6 million.

•

Media Luna North Underground Project: During the fourth quarter of 2025, $10.2 million was invested in the project, including $1.4 million of feasibility study costs and an additional $5.7 million of direct project costs inclusive of the development of the main access ramp which continued to track well with 1,135 m completed.

•	Q1 2026 dividend: the Company has declared a quarterly dividend of C$0.15 per Torex Share payable on March 19, 2026 to shareholders of record on March 5, 2026.

RETURN OF CAPITAL TO SHAREHOLDERS

During H2 2025, the Company executed an initial return of capital program consisting of a quarterly dividend of C$0.15 per common share (“Torex Share”) and share repurchases through the Company’s normal course issuer bid (“NCIB”).

The Company paid an inaugural dividend to shareholders totaling $10.2 million (C$14.4 million) on December 4, 2025. For the first quarter of 2026, the Company has declared a quarterly dividend of C$0.15 per Torex Share payable on March 19, 2026 to shareholders of record on March 5, 2026.

With respect to share repurchases, the Company repurchased 825,769 Torex Shares during the year for $33.9 million (C$47.1 million) at an average price per share of $40.96 (C$57.00) under the NCIB. Since the start of 2026, Torex has repurchased an additional 411,405 Torex Shares at an average share price of C$66.69 per share.

Additionally, the Company has entered into an automatic share purchase plan (“ASPP”) with its designated broker to facilitate the purchase of Torex Shares under its previously announced NCIB at times when the Company would ordinarily not be permitted to purchase its shares due to regulatory restrictions and ordinary course of business self-imposed blackout periods.

Pursuant to the ASPP, prior to entering into a blackout period, the Company may, but is not required to, instruct the designated broker to make purchases under the NCIB in accordance with the terms of the ASPP. Such purchases will be determined by the designated broker in its sole discretion based on parameters established by the Company prior to the blackout period in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP.

Outside of the pre-determined blackout periods, Torex Shares may be purchased under the NCIB based on the discretion of the Company’s management, in compliance with the rules of the TSX and applicable securities laws. All repurchases made under the ASPP will be included in computing the number of Torex Shares purchased under the NCIB.

CONFERENCE CALL AND WEBCAST DETAILS

The Company will host a conference call tomorrow at 9:00 AM (ET) where senior management will discuss the fourth quarter and year-end operating and financial results. For expedited access to the conference call, registration is open to obtain an access code in advance, which will allow participants to join the call directly at the scheduled time. Alternatively, dial-in details are as follows:

•	Toronto local or International: 1-647-846-8914

•	Toll-Free (North America): 1-833-752-3842

A live webcast and replay of the conference call will be available on the Company’s website at https://torexgold.com/investors/upcoming-events/. The webcast will be archived on the Company’s website.

FOOTNOTES

1.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. For Q3 2025, market prices averaged $3,457/oz gold, $39.40/oz silver, and $4.44/lb copper, and AuEq (oz) = Au (oz) + 1,000 * (39.40 / 3,457) x Ag (koz) + 1,000,000 x (4.44 / 3,457) x Cu (mlb). For Q4 2025, market prices averaged $4,135/oz gold, $54.73/oz silver, and $5.03/lb copper, and AuEq (oz) = Au (oz) + 1,000 * (54.73 / 4,135) x Ag (koz) + 1,000,000 x (5.03 / 4,135) x Cu (mlb). For the year ended December 31, 2025, market prices averaged $3,432/oz gold, $40.03/oz silver, and $4.51/lb copper, and AuEq (oz) = Au (oz) + 1,000 * (40.03 / 3,432) x Ag (koz) + 1,000,000 x (4.51 / 3,432) x Cu (mlb). Guidance for 2025 assumed metal prices of $2,500/oz gold, $28/oz silver, and $4.30/lb copper, and AuEq (oz) = Au (oz) + 1,000 * (28 / 2,500) x Ag (koz) + 1,000,000 x (4.30 / 2,500) x Cu (mlb).

2.

These measures are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. For a detailed reconciliation of each Non-GAAP Measure to its most directly comparable measure in accordance with the IFRS, see Tables 2 to 11 of this press release. For additional information on these Non-GAAP Measures, please refer to “Non-GAAP Financial Performance Measures” of the Company’s MD&A for the year ended December 31, 2025, dated February 18, 2026. The MD&A and the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2025, are available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

3.

For more information on Media Luna West drilling results, see the Company’s news release titled “Torex Gold Reports Promising Drill Results from Media Luna West” issued on December 1, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

4.

For more information on the acquisition of Reyna Silver, see the Company’s news releases titled “Torex Gold Announces Acquisition of Reyna Silver” issued on June 23, 2025, and “Torex Gold Announces Completion of Reyna Silver Acquisition” issued on August 20, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

5.

For more information on the acquisition of Prime Mining, see the Company’s news releases titled “Torex Gold to Acquire Prime Mining” issued on July 28, 2025, “Torex Gold Announces Completion of Prime Mining Acquisition” issued on October 22, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

Table 1: Operating and Financial Highlights

		Three Months Ended			Year Ended
In millions of U.S. dollars, unless otherwise noted		Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Safety
Lost-time injury frequency[1]	/million hours	0.07	0.42	0.61	0.07	0.61
Total recordable injury frequency[1]	/million hours	0.73	0.99	1.48	0.73	1.48
Operating Results - Gold Equivalent basis
Gold equivalent produced	oz AuEq	117,325	121,780	105,305	383,178	461,420
Gold equivalent payable produced[2]	oz AuEq	114,844	119,034	105,132	376,364	460,579
Gold equivalent sold[2]	oz AuEq	105,946	118,082	110,419	361,518	465,829
Total cash costs[2,3]	$/oz AuEq	1,499	1,297	932	1,376	972
All-in sustaining costs[2,3]	$/oz AuEq	1,905	1,658	1,112	1,783	1,183
Average realized gold price[2,3]	$/oz AuEq	4,393	3,536	2,487	3,612	2,254
Financial Results
Revenue		$465.3	416.4	295.0	1,305.6	1,115.5
Cost of sales		$214.7	207.3	153.5	668.7	647.3
Earnings from mine operations		$250.6	209.1	141.5	636.9	468.2
Net income		$166.8	114.4	60.4	403.4	134.6
Per share - Basic	$/share	1.78	1.33	0.70	4.58	1.57
Per share - Diluted	$/share	1.76	1.31	0.69	4.53	1.55

Adjusted net earnings[3]		$167.0	103.4	70.6	350.1	224.4
Per share - Basic[3]	$/share	1.78	1.20	0.82	3.98	2.61
Per share - Diluted[3]	$/share	1.76	1.18	0.81	3.93	2.58
EBITDA[3]		$260.4	235.3	162.8	697.9	539.4
Adjusted EBITDA[3]		$281.5	239.3	154.3	730.3	541.1
Cost of sales - gold equivalent basis	$/oz AuEq	2,027	1,756	1,390	1,850	1,390
Net cash generated from operating activities		$244.3	186.8	122.8	489.0	449.5
Net cash generated from operating activities before changes in non-cash operating working capital		$248.6	204.0	136.3	530.2	458.9
Free cash flow[3]		$165.6	112.5	(7.7)	107.3	(123.9)
Cash and cash equivalents		$119.5	107.1	110.2	119.5	110.2
Debt, net of deferred finance charges		$27.6	152.4	62.9	27.6	62.9
Lease-related obligations		$105.6	100.0	78.3	105.6	78.3
Net debt[3]		$(16.1)	(147.9)	(33.1)	(16.1)	(33.1)
Available liquidity[3]		$426.3	289.0	331.5	426.3	331.5

1.	On a 12-month rolling basis, per million hours worked.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to the “Gold Equivalent Reporting” section of the Company’s MD&A for the year ended December 31, 2025, dated February 18, 2026 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

3.

Total cash costs, all-in sustaining costs, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net debt and available liquidity are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. For a detailed reconciliation of each Non-GAAP Measure to its most directly comparable measure in accordance with the IFRS as issued by the International Accounting Standards Board see Tables 2 to 11 of this press release. For additional information on these Non-GAAP Measures, please refer to the Company’s MD&A for the year ended December 31, 2025, dated February 18, 2026. The MD&A and the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2025, are available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 2: Reconciliation of Total Cash Costs and All-in Sustaining Costs to Production Costs and Royalties

		Three Months Ended			Year Ended
In millions of U.S. dollars, unless otherwise noted		Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Gold sold	oz	87,262	94,626	108,647	305,137	455,932
Total cash costs per oz sold
Production costs	$	145.3	140.0	94.7	456.6	421.4
Royalties	$	15.6	13.6	8.2	43.8	31.2
Less: Silver sales[1]	$	(31.8)	(20.0)	(1.8)	(63.1)	(7.1)
Less: Copper sales[1]	$	(62.6)	(61.8)	(3.1)	(159.0)	(16.8)
Add: Treatment, refining and other cost deductions	$	1.4	2.4	—	5.0	—
Less: Realized gain on foreign currency contracts	$	(3.5)	(2.8)	—	(8.1)	—

Total cash costs	$	64.4	71.4	98.0	275.2	428.7

Total cash costs per oz sold	$/oz	738	755	902	902	940

All-in sustaining costs per oz sold
Total cash costs	$	64.4	71.4	98.0	275.2	428.7

General and administrative costs[2]	$	9.7	9.2	7.3	35.4	31.4
Reclamation and remediation costs	$	1.2	1.3	1.0	4.6	4.5
Sustaining capital expenditure[3]	$	32.1	32.1	11.6	107.2	62.6

Total all-in sustaining costs	$	107.4	114.0	117.9	422.4	527.2

Total all-in sustaining costs per oz sold	$/oz	1,231	1,205	1,085	1,384	1,156

Gold equivalent sold[4]	oz AuEq	105,946	118,082	110,419	361,518	465,829
Total cash costs per oz AuEq sold
Production costs		$145.3	140.0	94.7	456.6	421.4
Royalties		$15.6	13.6	8.2	43.8	31.2
Add: Treatment, refining and other cost deductions		$1.4	2.4	—	5.0	—
Less: Realized gain on foreign currency contracts		$(3.5)	(2.8)	—	(8.1)	—

Total cash costs		$158.8	153.2	102.9	497.3	452.6

Total cash costs per oz AuEq sold[4]	$/oz AuEq	1,499	1,297	932	1,376	972

All-in sustaining costs per oz AuEq sold

Total cash costs		$158.8	153.2	102.9	497.3	452.6

General and administrative costs[2]		$9.7	9.2	7.3	35.4	31.4
Reclamation and remediation costs		$1.2	1.3	1.0	4.6	4.5
Sustaining capital expenditure[3]		$32.1	32.1	11.6	107.2	62.6

Total all-in sustaining costs		$201.8	195.8	122.8	644.5	551.1

Total all-in sustaining costs per oz AuEq sold[4]	$/oz AuEq	1,905	1,658	1,112	1,783	1,183

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

This amount excludes a loss of $9.4 million, loss of $10.7 million and loss of $6.8 million for the three months ended December 31, 2025, September 30, 2025, and December 31, 2024, respectively, and a loss of $33.9 million and loss of $15.7 million for the years ended December 31, 2025 and December 31, 2024, respectively, in relation to the remeasurement of share-based payments. This amount also excludes corporate depreciation and amortization expenses totalling $nil, $0.1 million and $0.2 million for the three months ended December 31, 2025, September 30, 2025, and December 31, 2024, respectively, $0.2 million and $0.3 million for the years ended December 31, 2025 and December 31, 2024, respectively, within general and administrative costs. Included in general and administrative costs is share-based compensation expense in the amount of $2.1 million or $24/oz ($20/oz AuEq) for the three months ended December 31, 2025, $2.0 million or $21/oz ($17/oz AuEq) for the three months ended September 30, 2025, $1.6 million or $15/oz ($14/oz AuEq) for the three months ended December 31, 2024, $8.2 million or $27/oz ($23/oz AuEq) for the year ended December 31, 2025 and $7.1 million or $16/oz ($15/oz AuEq) for the year ended December 31, 2024. This amount excludes other expenses totalling $nil, $nil and $1.4 million for the three months ended December 31, 2025, September 30, 2025, and December 31, 2024, respectively, and $nil and $7.1 million for the years ended December 31, 2025 and December 31, 2024, respectively.

3.

Sustaining capital expenditures includes lease payments (principal and interest) of $7.5 million, $7.1 million and $0.8 million for the three months ended December 31, 2025, September 30, 2025, and December 31, 2024, respectively, and $20.2 million and $3.6 million for the years ended December 31, 2025 and December 31, 2024, respectively.

4.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” section of the Company’s MD&A for the year ended December 31, 2025, dated February 18, 2026 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 3: Reconciliation of Sustaining and Non-Sustaining Capital Expenditures to Additions to Property, Plant and Equipment

	$		$		$		$		$
	Three Months Ended						Year Ended
In millions of U.S. dollars	Dec 31, 2025		Sep 30, 2025		Dec 31, 2024		Dec 31, 2025		Dec 31, 2024
Sustaining		$24.6		25.0		10.8		87.0		57.6
Lease Payments (Sustaining)		$7.5		7.1		0.8		20.2		3.6
Capitalized Stripping (Sustaining)		$—		—		—		—		1.4

Total Sustaining		$32.1		32.1		11.6		107.2		62.6

Non-sustaining
Media Luna Project[1,2]		$15.3		26.2		100.5		145.9		449.0
Media Luna North Project		$10.2		6.9		0.6		25.6		0.6
Media Luna North Drilling		$0.1		5.7		2.4		7.9		10.0
Working Capital Changes and Other		$9.7		(10.0)		12.7		66.0		31.5
Capital expenditures[3]		$67.4		60.9		127.8		352.6		553.7

1.

Non-sustaining capital expenditures includes lease payments (principal and interest) of $nil, $nil and $2.1 million for the three months ended December 31, 2025, September 30, 2025, and December 31, 2024, respectively, and $5.1 million and $5.0 million for the years ended December 31, 2025 and December 31, 2024, respectively.

2.

This amount includes a realized gain (or an increase in the capitalized expenditures) of $nil, $nil and loss of $0.1 million for the three months ended December 31, 2025, September 30, 2025, and December 31, 2024, respectively, and $nil and gain of $1.3 million for the years ended December 31, 2025 and December 31, 2024, respectively, in relation to the settlement of foreign exchange zero cost collars that were entered into to manage the capital expenditure risk related to a further strengthening of the Mexican peso.

3.	The amount of cash expended on additions to property, plant and equipment in the period as reported in the Consolidated Statements of Cash Flows.

Table 4: Reconciliation of Average Realized Gold Price to Revenue

		Three Months Ended			Year Ended
In millions of U.S. dollars, unless otherwise noted		Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Gold sold	oz	87,262	94,626	108,647	305,137	455,932
Revenue		$465.3	416.4	295.0	1,305.6	1,115.5
Less: Silver sales[1]		$(31.8)	(20.0)	(1.8)	(63.1)	(7.1)
Less: Copper sales[1]		$(62.6)	(61.8)	(3.1)	(159.0)	(16.8)
Add: Treatment, refining and other cost deductions		$1.4	2.4	—	5.0	—
Less: Realized loss on gold contracts		$(1.3)	(1.3)	(19.9)	(4.7)	(64.1)

Total proceeds		$371.0	335.7	270.2	1,083.8	1027.5

Average realized gold price	$/oz	4,252	3,548	2,487	3,552	2,254
Gold equivalent sold[2]	oz AuEq	105,946	118,082	110,419	361,518	465,829
Revenue		$465.3	416.4	295.0	1,305.6	1,115.5
Add: Treatment, refining and other cost deductions		$1.4	2.4	—	5.0	—
Less: Realized loss on gold contracts		$(1.3)	(1.3)	(19.9)	(4.7)	(64.1)

Total proceeds		$465.4	417.5	275.1	1,305.9	1051.4

Average realized gold price	$/oz AuEq	4,393	3,536	2,487	3,612	2,254

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” section of the Company’s MD&A for the year ended December 31, 2025, dated February 18, 2026 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 5: Reconciliation of All-in Sustaining Costs Margin to Revenue

		Three Months Ended			Year Ended
In millions of U.S. dollars, unless otherwise noted		Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Gold sold	oz	87,262	94,626	108,647	305,137	455,932
Revenue		$465.3	416.4	295.0	1,305.6	1,115.5
Less: Silver sales[1]		$(31.8)	(20.0)	(1.8)	(63.1)	(7.1)
Less: Copper sales[1]		$(62.6)	(61.8)	(3.1)	(159.0)	(16.8)
Add: Treatment, refining and other cost deductions		$1.4	2.4	—	5.0	—
Less: Realized loss on gold contracts		$(1.3)	(1.3)	(19.9)	(4.7)	(64.1)
Less: All-in sustaining costs		$(107.4)	(114.0)	(117.9)	(422.4)	(527.2)
All-in sustaining costs margin		$263.6	221.7	152.3	661.4	500.3
Average realized gold price	$/oz	4,252	3,548	2,487	3,552	2,254

Total all-in sustaining costs margin	$/oz	3,021	2,343	1,402	2,168	1,098

Total all-in sustaining costs margin	%	71	66	56	61	49

Gold equivalent sold[2]	oz AuEq	105,946	118,082	110,419	361,518	465,829
Revenue		$465.3	416.4	295.0	1,305.6	1,115.5
Add: Treatment, refining and other cost deductions		$1.4	2.4	—	5.0	—
Less: Realized loss on gold contracts		$(1.3)	(1.3)	(19.9)	(4.7)	(64.1)
Less: All-in sustaining costs		$(201.8)	(195.8)	(122.8)	(644.5)	(551.1)
All-in sustaining costs margin		$263.6	221.7	152.3	661.4	500.3
Average realized gold price	$/oz AuEq	4,393	3,536	2,487	3,612	2,254

Total all-in sustaining costs margin[2]	$/oz AuEq	2,488	1,878	1,375	1,830	1,071

Total all-in sustaining costs margin	%	57	53	55	51	48

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” section of the Company’s MD&A for the year ended December 31, 2025, dated February 18, 2026 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 6: Reconciliation of Adjusted Net Earnings to Net Income

		Three Months Ended			Year Ended
In millions of U.S. dollars, unless otherwise noted		Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Basic weighted average shares outstanding	shares	93,644,666	86,095,076	85,988,115	88,033,127	85,977,291
Diluted weighted average shares outstanding	shares	94,779,109	87,458,380	87,414,063	89,133,859	87,008,937
Net income		$166.8	114.4	60.4	403.4	134.6
Adjustments:
Temporary suspension costs		$—	—	3.1	—	3.1
Unrealized foreign exchange loss (gain)		$0.2	(8.1)	(2.0)	(6.2)	(0.4)
Unrealized loss (gain) on derivative contracts		$11.5	1.4	(16.4)	4.7	(16.7)
Loss on remeasurement of share-based payments		$9.4	10.7	6.8	33.9	15.7
Derecognition of provisions for uncertain tax positions		$—	—	—	(9.2)	(12.1)
Tax effect of above adjustments		$(3.5)	2.0	4.6	0.5	4.2
Tax effect of currency translation on tax base		$(17.4)	(17.0)	14.1	(77.0)	96.0
Adjusted net earnings		$167.0	103.4	70.6	350.1	224.4
Per share - Basic	$/share	1.78	1.20	0.82	3.98	2.61
Per share - Diluted	$/share	1.76	1.18	0.81	3.93	2.58

Table 7: Reconciliation of EBITDA and Adjusted EBITDA to Net Income

	Three Months Ended			Year Ended
In millions of U.S. dollars	Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Net income	$166.8	114.4	60.4	403.4	134.6
Finance costs (income), net	$6.2	7.2	(0.3)	21.2	(3.3)
Depreciation and amortization[1]	$53.9	53.9	47.7	168.7	192.0
Current income tax expense	$96.9	94.5	42.9	232.0	149.6
Deferred income tax (recovery) expense	$(63.4)	(34.7)	12.1	(127.4)	66.5
EBITDA	$260.4	235.3	162.8	697.9	539.4
Adjustments:
Temporary suspension costs	$—	—	3.1	—	3.1
Unrealized loss (gain) on derivative contracts	$11.5	1.4	(16.4)	4.7	(16.7)
Unrealized foreign exchange loss (gain)	$0.2	(8.1)	(2.0)	(6.2)	(0.4)
Loss on remeasurement of share-based payments	$9.4	10.7	6.8	33.9	15.7
Adjusted EBITDA	$281.5	239.3	154.3	730.3	541.1

1.	Includes depreciation and amortization included in cost of sales, general and administrative expenses and exploration and evaluation expenses.

Table 8: Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities

	Three Months Ended			Year Ended
In millions of U.S. dollars	Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Net cash generated from operating activities	$244.3	186.8	122.8	489.0	449.5
Less:
Additions to property, plant and equipment[1]	$(67.4)	(60.9)	(127.8)	(352.6)	(553.7)
Value-added tax receivables, net[2]	$1.6	(0.8)	3.1	14.7	(1.0)
Lease payments	$(5.0)	(4.8)	(2.9)	(17.1)	(8.6)
Interest and other borrowing costs paid[3]	$(7.9)	(7.8)	(2.9)	(26.7)	(10.1)
Free cash flow	$165.6	112.5	(7.7)	107.3	(123.9)

1.	The amount of cash expended on additions to property, plant and equipment in the period as reported on the Condensed Consolidated Interim Statements of Cash Flows.

2.	Included in investing activities as reported on the Condensed Consolidated Interim Statements of Cash Flows
3.	Including borrowing costs capitalized to property, plant and equipment.

Table 9: Reconciliation of Net Debt to Cash and Cash Equivalents

In millions of U.S. dollars	Dec 31, 2025	Sep 30, 2025	Dec 31, 2024
Cash and cash equivalents	$119.5	107.1	110.2
Less:
Debt	$(27.6)	(152.4)	(62.9)
Lease-related obligations	$(105.6)	(100.0)	(78.3)
Deferred finance charges	$(2.4)	(2.6)	(2.1)
Net debt	$(16.1)	(147.9)	(33.1)

Table 10: Reconciliation of Available Liquidity to Cash and Cash Equivalents

In millions of U.S. dollars	Dec 31, 2025	Sep 30, 2025	Dec 31, 2024
Cash and cash equivalents	$119.5	107.1	110.2
Add: Available credit of the Debt Facility	$306.8	181.9	221.3
Available liquidity	$426.3	289.0	331.5

Table 11: Reconciliation of Unit Cost Measures to Production Costs

	Three Months Ended						Year Ended
In millions of U.S. dollars, unless otherwise noted	Dec 31, 2025		Sep 30, 2025		Dec 31, 2024		Dec 31, 2025		Dec 31, 2024
Gold sold (oz AuEq)	105,946		118,082		110,419		361,518		465,829
Gold sold (oz)	87,262		94,626		108,647		305,137		455,932
Tonnes mined - ELG open pit (kt)	—		251		2,400		1,965		25,888
Tonnes mined - ELG underground (kt)	292		272		207		1,005		765
Tonnes mined - Media Luna underground (kt)[1]	649		566		100		1,504		220
Tonnes processed (kt)	985		1,040		1,094		3,538		4,676
Total cash costs:
Total cash costs ($) - gold equivalent basis	158.8		153.2		102.9		497.3		452.6
Total cash costs per oz AuEq sold ($)	1,499		1,297		932		1,376		972
Total cash costs ($) - gold only basis	64.4		71.4		98.0		275.2		428.7
Total cash costs per oz sold ($)	738		755		902		902		940
Breakdown of production costs	$	$/t	$	$/t	$	$/t	$	$/t	$	$/t
Mining - ELG open pit	—	—	2.2	8.75	14.1	5.85	16.1	8.19	102.8	3.97
Mining - ELG underground	21.7	74.29	21.0	77.17	12.4	60.07	75.6	75.24	61.3	80.08
Mining - Media Luna underground[1]	36.1	55.62	25.4	44.88	—	—	74.2	49.34	—	—
Processing	47.5	48.23	45.3	43.56	42.9	39.21	157.0	44.37	180.1	38.52
Site support	25.3	25.69	23.9	22.98	16.0	14.60	76.6	21.65	59.0	12.61
Mexican profit sharing (PTU)	9.2	9.34	7.7	7.40	4.7	4.30	26.2	7.40	19.2	4.11
Capitalized stripping	—		—		—		—		(1.4)
Inventory movement	(2.2)		7.4		6.6		8.5		0.4
Concentrate logistics	4.3		5.1		—		12.8		—
Other	3.4		2.0		1.1		9.6		3.1
Production costs	145.3		140.0		97.8		456.6		424.5

1.	Media Luna underground tonnes mined and mining costs for 2025 are reported post the declaration of commercial production on May 1, 2025.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa, Mexico and recently acquired a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

QUALIFIED PERSONS

The technical and scientific information in this press release pertaining to metal production has been reviewed and approved by Miguel Pimentel P.Eng., Vice President, Metallurgy and Process Engineering of the Company, who is a qualified person under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The technical and scientific information in this press release pertaining to production guidance has been reviewed and approved by Johannes (Gertjan) Bekkers, P.Eng., Vice President, Mines Technical Services of the Company, who is a qualified person under NI 43-101.

CAUTIONARY NOTES ON FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Forward-Looking Information includes, but is not limited to, information with respect to the Company’s medium and long-term growth potential including the next phase of growth in Northern Mexico and Nevada; payable production and mining rates in 2026; timelines for first production and the declaration of commercial production at Media Luna North; annual gold equivalent production through 2030 and beyond; the upcoming President and CEO transition; the Company’s strategy to target near-mine opportunities in the Media Luna Cluster in order to further enhance and extend the production profile of the Morelos Complex; the declaration of an inaugural Inferred Resource in March 2026 based on drilling results and modelling work at Media Luna West; and the potential purchases of Torex Shares under the NCIB. Forward-Looking Information also includes the Company’s key strategic objectives: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. Generally, Forward-Looking Information and statements can be identified by the use of forward-looking terminology such as “forecast,” “plans,” “expects,” or “does not expect,” “is expected,” “strategic,” “to be” or variations of such words and phrases or statements that certain actions, events or results “will”, “may,” “could,” “would,” “might,” “on track,”, or “well positioned to” occur. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties identified in the technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life Of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, the Company’s annual information form (“AIF”) for the year ended December 31, 2024, and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2025 or other unknown but potentially significant impacts. Forward-Looking Information and statements are based on the assumptions discussed in the Technical Report, AIF and MD&A and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made, including without limitation, that political and legal developments will be consistent with current expectations. Although the company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, MD&A and AIF are filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torexgold.com.

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